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SEC FILE NUMER
8- 53403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ankura Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

485 Lexington Avenue - 10th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, ifapplicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ankura Capital Advisors, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934
December 31, 2023

AFFIRMATION

I, Brian Lenart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Ankura Capital Advisors LLC as of 12/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

CCO

Title



OFFICIAL SEAL
HEATHER INGEVALDSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 03/07/2026

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
Ankura Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ankura Capital Advisors, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Ankura Capital Advisors, LLC's auditor since January 2018.

Chicago, Illinois
March 27, 2024



ANKURA CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	924,315
Accounts receivable - net of allowance for doubtful accounts of $29,802		25,212
Deferred contract costs		25,000
Prepaid expenses and other assets		63,226
Total assets		**$1,037,753**

Liabilities and Member's Equity
Liabilities:

Accrued expenses and other liabilities	$	6,561
Deferred revenue		50,000
Payable to related party		511,966
Total liabilities		**568,527**

Member's equity

Member's equity	469,226
Total liabilities and member's equity	**$1,037,753**

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Operations
For the year ended December 31, 2023

Revenues	
Success fees	476,250
Other	4,092
Total revenues	480,342
Expenses	
Compensation and benefits	457,821
Insurance	136,105
Professional fees	120,462
Client pursuit expenses	108,572
Bad debts	103,473
Rent expense	61,232
Taxes and fees	32,906
Expense reimbursements	3,406
Total expenses	1,023,977
Net loss	**$ (543,635)**

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2023

Balance January 1, 2023	$	612,861
Non-cash capital contribution		400,000
Net loss		(543,635)
Balance December 31, 2023	$	469,226

ANKURA CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the year ended December 31, 2023

Cash flows from operating activities		
Net loss	$	(543,635)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets		
Accounts receivable		1,805
Deferred contract costs		49,606
Prepaid expenses and others assets		(6,398)
Increase (decrease) in operating liabilities		
Accrued expenses and other liabilities		(9,439)
Deferred revenue		(100,000)
Payable to related party		540,155
Net cash used in operating activities		(67,906)
Cash		
Beginning of year		992,221
End of year	$	924,315
Non-cash financing activity:		
Forgiveness of indebtedness by parent	$	400,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Ankura Capital Advisors, LLC (the "Company") is a wholly-owned subsidiary of Thoreau HoldCo, LLC ("Thoreau"), which is a wholly-owned subsidiary of Ankura Consulting Group, LLC ("ACG"). ACG is the primary operating entity of Ankura Holdings, LP ("Ankura") and provides support services to the Company through a shared services agreement. ACG is a wholly-owned subsidiary of Ankura Intermediate Holdings, LP, which is itself a wholly owned subsidiary of Ankura Holdings, LP. Ankura is a global provider of a broad range of consulting services in the areas of strategy and performance; transformation, talent and transactions; data and technology; risk, forensics and compliance; disputes and economics; and turnaround and restructuring.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services in connection with mergers, acquisitions and divestitures and placement agent services in connection with the private placement of securities.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting
Revenues and expenses are recorded on the accrual basis of accounting.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Accounts receivable consists of retainers and reimbursable expenses billed to customers but not yet paid. Management determines an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

Deferred Contracts
Deferred contract costs consist of wages and other costs related to the fulfillment of a contract. Such costs are capitalized to the extent they are explicitly reimbursable by the customer and expensed when the related revenue is recognized.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides financing and mergers and acquisitions advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract Assets and Contract Liabilities

The Company had contract assets in the amount of $74,606 and $25,000 at January 1, 2023 and December 31, 2023, respectively. It had $150,000 of contract liabilities at January 1, 2023 and $50,000 of contract liabilities at December 31, 2023, respectively.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified fees receivable as potentially impacted by the guidance. The Company's expectation is that the credit risk associated with its fees receivable are significant and accordingly, the Company has provided an allowance for credit losses in the amount of $29,802 at December 31, 2023.

3. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of approximately $355,000 which exceeded the required net capital by approximately $317,000.

The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

4. **Related-Party Transactions**

The Company has a service agreement with Ankura Consulting Group, LLC ("ACG"), an entity related through common ownership. Under the Agreement, the Company is provided with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. During 2023, $559,875 of expenses were allocated pursuant to the Agreement and included consulting services at cost plus fringe benefits of $457,821, facilities of $61,232 and other operating expenses of $40,822. Certain payments directly attributable to the Company are paid by the Parent and charged to the Company. During 2023, such expenses totaled $572,431.

In addition, the Company has a policy that assigns to ACG revenues for services that do not culminate in a securities transaction. Cash receipts for these services by the Company result in the Company owing ACG for amounts received. In certain situations, ACG may receive cash receipts on behalf of the Company related to revenue earned by the Company.

The net amount payable to ACG related to the transactions described above was $511,966 at December 31, 2023.

5. **Concentrations**

One customer accounted for aproxiamtely 93% of of the revenues for the year 2023.

The Company's cash is hel at one financial institution.

6. **Commitments and Contingencies**

There are no commitments or guarantees against the assets of the Company and there are no contingencies regarding litigation or arbitration.

7. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023 through the date these financial statements were issued. There have been no material subsequent events that would require recognition or disclosure in this report as of December 31, 2023.

SUPPLEMENTARY INFORMATION

ANKURA CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2023   Schedule I

Member's equity	$	469,226
Deductions		
Accounts receivable		25,212
Deferred contract costs		25,000
Prepaid expenses and other assets		63,226
Total nonallowable assets		113,438
Net capital		355,788
Minimum capital requirement (the greater of $5,000 or 6 2/3%		
of aggregate indebtedness)		37,902
Excess net capital	$	317,886
Aggregate indebtedness	$	568,527
Ratio of aggregate indebtedness to net capital		1.60 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA as amended and filed on March 25, 2024.

ANKURA CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023   Schedule II

The Company does not hold customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
Ankura Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ankura Capital Advisors, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory services in connection with mergers, acquisitions, and divestitures and placement agent services in connection with the private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
March 27, 2024

ANKURA CAPITAL ADVISORS, LLC
Exemption Report Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3;

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory services in connection with mergers, acquisitions and divestitures and placement agent servicesin connection with the private placement of securities.

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signature



____

CCO